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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Diomed Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    25454R108
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                                 (CUSIP Number)

                                 Samuel Belzberg
                            c/o Gibralt Capital Corp.
                      1177 West Hastings Street, Suite 2000
                   Vancouver, British Columbia V6E 2K3 Canada
                                 (604) 687-3707
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                    May 7, 2003
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             (Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on SCHEDULE 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of RULE 13D-1(E), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of SECTION 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
CUSIP No.  25454R108
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     (1) Names of Reporting Persons: Samuel Belzberg.
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     (2) Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                                         (a)  [ ]
                                                                                         (b)  [ ]
     ---------------------------------------------------------------------------------------------
     (3) SEC Use Only
     ---------------------------------------------------------------------------------------------
     (4) Source of Funds (See Instructions). AF
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     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  [ ]

     ---------------------------------------------------------------------------------------------
     (6) Citizenship or Place of Organization.  Canadian Citizen
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  Number of Shares        (7)  Sole Voting Power          25,118,185
  Beneficially            (8)  Shared Voting Power
  Owned by Each           (9)  Sole Dispositive Power     25,118,185
  Reporting Person        (10) Shared Dispositive Power
  With
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(11) Aggregate  Amount  Beneficially  Owned by Each Reporting  Person: 25,118,185
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(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
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(13)  Percent of Class Represented by Amount in Row (11)     41.5%  (Assuming the
conversion of all of the Issuer's outstanding convertible preferred stock and the exercise of all options directly owned by the Reporting Person and the other directors of the Issuer, and based on a total of 60,468,534 shares of common stock outstanding, consisting of (i) 29,711,749 shares of common stock issued and outstanding, (ii) assuming the conversion of all shares of Class C
Convertible Preferred Stock and Class D Convertible Preferred Stock issued and outstanding (convertible into 27,117,240 shares of common stock and 3,021,552 shares of common stock, respectively), and (iii) assuming the exercise of
617,993 stock options held by all of the Issuer's directors which will be vested and therefore exercisable as of July 7, 2003).
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(14) Type of Reporting Person (See Instructions)                       IN

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Item 1. Security and Issuer

The class of securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock"), of Diomed Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1 Dundee Park, Andover, MA 01810.

Item 2. Identity and Background

This statement is being filed by Samuel Belzberg, a citizen of Canada. Mr. Belzberg's business address is c/o Gibralt Capital Corp., 2000-1177 West Hastings, Suite 2000, Vancouver, British Columbia V6E 2K3 Canada. Mr. Belzberg is the President and Chief Executive Officer of Gibralt Capital Corp. ("Gibralt Capital"), a Canadian corporation, and Gibralt U.S., Inc. ("Gibralt US"), a Colorado corporation. Both Gibralt Capital and Gibralt US are engaged principally in the investment and/or investment advisory business. Mr. Belzberg is also a Director of the Issuer.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Gibralt Capital holds 999,999 shares of the Issuer's Common Stock which were issued upon the conversion of shares of the Issuer's Class A Convertible Preferred Stock ("Class A Stock"). These shares of Class A Stock had been acquired by Gibralt Capital using its own funds on August 31, 2000 for consideration consisting of $1.00 per share paid to Diomed, Inc., now a subsidiary of the Issuer (the $1.00 amount per share referred to above is stated after adjustment pursuant several subsequent corporate events, as described in the Issuer's registration statement on Form SB-2 filed on October 22, 2002).
The aggregate number of shares of Class A Stock purchased by Gibralt Capital on August 31, 2000 was 999,999, but upon the automatic conversion of 50,000 shares of Class A Stock on each of December 31, 2002, January 31, 2003 and February 28, 2003, that number was reduced to 949,999, 899,999 and 849,999, respectively, and Gibralt Capital became the owner and holder of 50,000, 100,000 and 150,000 shares of Common Stock, respectively. The automatic conversion of the Class A Stock into Common Stock was accelerated by the Issuer's Board of Directors, such that all remaining unconverted shares automatically converting into Common Stock on March 31, 2003. As a result, the 849,999 shares of Class A Stock held by Gibralt Capital immediately prior to March 31, 2003 were converted into 849,999 shares of Common Stock on March 31, 2003, and Gibralt Capital no longer owns any shares of Class A Stock. Reference is made to the Certificate of Designations of the Class A Stock for a complete description of the terms of the Class A Stock.

Mr. Belzberg owns Stock Options to purchase up to 50,000 shares of Common Stock at an exercise price of $1.25 per share. These Stock Options were issued to Mr. Belzberg without payment to the Issuer on May 14, 2001 under the Issuer's 2001 Employee Stock Option Plan (the "Plan") in recognition of Mr. Belzberg's services to the Issuer. All of these Stock Options were vested as of March 31, 2003.

On January 17, 2003, pursuant to a private purchase and sale transaction between Gibralt US and certain owners of Common Stock, Gibralt US, using its own funds, purchased 959,500 shares of Common Stock for cash consideration of $2.00 per share. The consummation of this transaction resulted in Mr. Belzberg's aggregate direct and indirect beneficial ownership of shares of the Common Stock exceeding five percent of the aggregate number of shares of Common Stock outstanding (after giving effect to the conversion of the Class A Stock).

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Item 4. Purpose of Transaction

Mr. Belzberg has acquired the Common Stock beneficially owned by him directly and, by virtue of his control of Gibralt Capital and Gibralt US, indirectly, for investment purposes. Except as described herein or in the documents referred to herein, Mr. Belzberg has no present plans which would relate to or result in the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Mr. Belzberg is an affiliate of Gibralt Capital Corp. and Gibralt US, Inc., and Mr. Belzberg therefore beneficially owns the securities held by these entities. As of May 7, 2003, (i) Gibralt Capital owned 999,999 shares of common stock,
(ii) Gibralt US owned 959,500 shares of common stock which it had acquired on January 17, 2003 from certain other stockholders in a private transaction, (iii) Gibralt US owned 15 shares of class C Convertible Preferred Stock, convertible into a total of 20,337,930 shares of Common Stock, (iv) Gibralt US owned 20 shares of Class D Convertible Preferred Stock, convertible into a total of 2,517,960 shares of Common Stock, and (v) Mr. Belzberg owned 50,000 stock options, which were fully vested. See responses to Item 3 and Item 6 and the documents referred to herein for further information.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 27, 2002, Gibralt US loaned $2,000,000 to Diomed, Inc., pursuant a Note Purchase Agreement among the Issuer, Diomed, Inc. and Gibralt US (the "Note Agreement"). In consideration for this loan, the Issuer issued to Gibralt US
(i) Warrants to purchase up to 8,333,333 shares of Common Stock at an exercise price of $.24 per share, which Warrants become exercisable on June 27, 2003 and expire on June 27, 2013 (the "Warrants"), and (ii) promissory notes due January 1, 2004 (the "Notes") in the aggregate principal amount of $2,000,000 and bearing interest at the rate of 8% per annum, which are convertible into Common Stock at the option of the holder(s) upon at least 60 days written notice to the Issuer or, at the option of the holder(s) upon the occurrence of a Financing Transaction or a Liquidation Event (as such terms are defined in the Note Agreement).

On March 18, 2003, Gibralt US sold and transferred to three investors in a private transaction (i) $500,000 aggregate principal amount of Notes ($250,000 Class A Notes and $250,000 Class B Notes), and (ii) 2,083,334 Warrants. Accordingly, after the taking effect of this transfer, Mr. Belzberg beneficially owned 6,249,999 Warrants and $1,500,000 aggregate principal amount of Notes ($750,000 Class A Notes and $750,000 Class B Notes).

Under the terms of the Note Agreement, Gibralt US is the "Designated Purchaser" with authority to perform certain actions relating to the Notes on behalf of the other holders of Notes, although this authority does not include investment discretion over the Notes or the Warrants.

On May 7, 2003, the following two transactions occurred among the Issuer, Gibralt US and certain other parties:

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First, the holders of the Class A Notes, Class B Notes and Warrants agreed to modify the December 27, 2002 Financing terms. Pursuant to an Exchange Agreement (the "Exchange Agreement"), Gibralt Capital and the other holders of Class A Notes, Class B Notes and Warrants agreed to surrender their Notes for an equal principal amount of Class C Notes, which are secured to the same extent as the Class A Notes, but which are not convertible into Common Stock, and do not afford the holders the right to approve the terms of future financing transactions of the Issuer. The other terms of the Class C Notes are substantially similar to those of the Class A Notes. The holders of the Warrants also surrendered all of their Warrants to the Issuer. In consideration for the note holders' acceptance of the terms of the Class C Notes and the Warrant holders' surrender of the Warrants, the Issuer issued a total of 20 shares of Class C Convertible Preferred Stock ("Class C Stock"). The Class C Stock is convertible into Common Stock at a rate of one share of Class C Stock for 1,355,862 shares of Common Stock. The Class C Stock will automatically convert into Common Stock upon the Issuer's obtaining approval of its stockholders to the issuance of the Common Stock upon conversion, pursuant to the Certificate of Designations of the Class C Stock. When the Class C Stock is so converted, Gibralt US will acquire 20,337,930 shares of Common Stock. Reference is made to the Certificate of Designations of the Class C Stock for a complete description of its terms.

Second, Gibralt US and certain other parties was a $1.2 million debt financing of the Issuer, of which Gibralt US provided a $1.1 million loan commitment. Pursuant to a Secured Loan Agreement (the "Secured Loan Agreement"), Gibralt US and two directors of the Company committed to lend up to a total of $1.2 million to the Issuer. In consideration for these loans and loan commitments, the Issuer issued an aggregate principal amount of up to $1.2 million in Class D Secured Notes due May 6, 2004, and a total of 24 shares of the Issuer's Class D Convertible Preferred Stock ("Class D Stock"). The Class D Notes are not convertible into Common Stock, however, upon the Issuers' consummation of a contemplated future financing, the noteholders may redeem the Class D Notes into Common Stock or other equity securities that the Issuer issues in the contemplated financing, on the same terms as the issuance to the investors in the contemplated financing. Other than the maturity date, the other terms of the Class D Notes are substantially similar to those of the Class C Notes. The Class D Stock is convertible into Common Stock at a rate of one share of Class D Stock for 125,898 shares of Common Stock. The Class D Stock will automatically convert into Common Stock upon the Issuer's obtaining approval of its stockholders to the issuance of the Common Stock upon conversion, pursuant to the Certificate of Designations of the Class D Stock. When the Class D Stock is so converted, Gibralt US will acquire 2,769,756 shares of Common Stock.

Under the terms of the Exchange Agreement and the Secured Loan Agreement, Gibralt US is the "Designated Note Purchaser" and the "Designated Lender," respectively, with authority to perform certain actions relating to the notes on behalf of the other noteholders, although this authority does not include investment discretion over the notes.

Except as described above or elsewhere herein or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Belzberg, Gibralt Capital and/or Gibralt US, or between them (or any of them) and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1     Certificate of Designations of Class A Convertible Preferred Stock
---------
(incorporated by reference to Exhibit 99.4 filed with the Issuer's Current Report on Form 8-K filed May 14, 2002 (SEC File No. 001-31250)).

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Exhibit 2     2001 Employee Stock Option Plan of Diomed, Inc. (incorporated by
---------
reference to Exhibit 4.4 with the Issuer's Current Report on Form 8-K filed February 14, 2002 (SEC File No. 000-32045)).

Exhibit 3     Registration Statement on Form SB-2 of Diomed Holdings, Inc.
---------
(incorporated by reference to that form of same filed October 22, 2002 (SEC File No. 333-90666)).

Exhibit 4     Note Purchase Agreement by and among Gibralt US, Inc., Diomed,
---------
Inc., Diomed Holdings, Inc. dated as of December 27, 2002 (including form of Notes and Warrant) (incorporated by reference to Exhibit 99.2 file with the Issuer's Current Report on Form 8-K filed December 30, 2002 (SEC File No. 000-32045)).

Exhibit 5     Exchange Agreement (incorporated by reference to Exhibit 99.2
---------
with the Issuer's Current Report on Form 8-K/A filed May 16, 2003 (SEC File No. 000-1144204)).

Exhibit 6     Secured Loan Agreement (incorporated by reference to Exhibit  99.2
---------
with the Issuer's Current Report on Form 8-K/A filed May 16, 2003 (SEC File No. 000-1144204)).

Exhibit 7     Certificate of Designators of Class C Convertible Preferred Stock
---------
(incorporated by reference to Exhibit 99.2 with the Issuer's Current Report on Form 8-K/A filed May 16, 2003 (SEC File No. 000-1144204)).

Exhibit 8     Certificate of Designators of Class D Convertible Preferred Stock
---------
(incorporated by reference to Exhibit 99.2 with the Issuer's Current Report on Form 8-K/A filed May 16, 2003 (SEC File No. 000-1144204)).


                                     Form 6
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Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 16, 2003

/s/ Samuel Belzberg
-------------------
Samuel Belzberg


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